Exhibit 99(d)(xx)

Addendum to Management Agreement
between Lord Abbett Securities Trust and
Lord, Abbett & Co. LLC
Dated May 28, 2020

Effective June 1, 2020, Lord, Abbett & Co. LLC and Lord Abbett Securities Trust on behalf of its series, Lord Abbett Micro Cap Growth Fund (the “Fund”), do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the Management Agreement dated May 19, 1993 (the “Agreement”) shall be as follows:

0.90% on the Fund’s average daily net assets

For purposes of Section 15 (a) of the Investment Company Act of 1940, as amended, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

Lord Abbett Securities Trust

By:	/s/ John T. Fitzgerald
John T. Fitzgerald
Vice President and Assistant Secretary

Lord, Abbett & Co. LLC

By:	/s/ Lawrence B. Stoller
Lawrence B. Stoller
Member and General Counsel